082-03277

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:32 22-Aug-07 |
| **Number** | 6747C |




07026462

SUPPL

RNS Number:6747C
Tesco PLC
22 August 2007

Tesco plc

22 August 2007

Tesco plc - Repurchase programme

Tesco plc announces that the Company has entered into irrevocable and non-discretionary arrangements with Credit Suisse Securities (Europe) Limited and Goldman Sachs International to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing 28 August 2007 and ending on 1 October 2007. This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

Enquiries: J Lloyd
Secretary
Tesco plc
01992 632222





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# Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:45 24-Aug-07 |
| **Number** | 7968C |

RNS Number:7968C
Tesco PLC
24 August 2007

24 August 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Director below, on 23 August 2007, was granted a right over Ordinary Shares of 5p in Tesco PLC (the 'Company') under the Company's Executive Incentive Plan for which no payment is required. The number of shares awarded was calculated using an average market price of 401.9 pence.

The number of shares subject to the right will be increased to reflect the dividends that would have accrued on vested shares had they been reinvested in shares in the period between award and vesting. The award will vest on 24 May 2010.

| Director | No. of Shares |
|---|---|
| T J R Mason | 176,135 |

This award was granted further to the awards made under the Executive Incentive Plan on 24 May 2007 to other executive directors.

The Company was notified that on 23 August 2007 the following Directors exercised options over Ordinary Shares of 5p each in the Company under the Performance Share Plan at an option price of nil pence per share and subsequently sold these options at the price shown below.

| Director | No. of Shares | Option Price | Sale Price |
|---|---|---|---|
| T J R Mason | 85,343 | 0p | 405.0p |

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

# Regulatory Announcement

**Go to market news section**


Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:45 28-Aug-07 |
| **Number** | 8750C |

RNS Number:8750C
Tesco PLC
28 August 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

28 August 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 24th August 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 415.5 pence on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

| Director / PDMR | Number of shares |
|---|---|
| R W Brasher | 27 |
| P A Clarke | 27 |
| A Higginson | 27 |
| T P Leahy | 27 |
| T J R Mason | 27 |
| L Neville-Rolfe | 27 |
| D T Potts | 27 |

2. The Trustees transferred 148,371 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 537,448 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

# Regulatory Announcement

**Go to market news section**  

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:44 28-Aug-07 |
| **Number** | 8999C |

This announcement replaces the original announcement released on 28/08/07 at 16:41, RNS No: 8918C.
The title of the contact below should read Secretary and not Deputy Secretary as previously stated.
The amended text appears below

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 28 August 2007, it purchased from Credit Suisse Securities (Europe) Limited 790,000 ordinary shares at an average price of 414.58 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

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